November 7, 2003

United States Securities and Exchange Commission
405 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing

         Re:      Calprop Corporation's Request to Withdrawal the
                  Preliminary Proxy Statement Filed on July 11, 2003
                  --------------------------------------------------

Dear Sir or Madam:

         Calprop Corporation, a California Corporation ("Calprop"), respectfully requests that the Commission consent to the withdrawal of the Preliminary Proxy Statement filed by Calprop with the Commission on July 11, 2003.

         At the time the above-referenced Preliminary Proxy Statement was filed, Calprop had been consistently losing money and incurring significant costs to comply with the legal requirements imposed on public companies under the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act. Since the market price per share of Calprop's stock was slowly falling, and the trading volume for its stock was extremely light, Calprop's directors felt it would be in the best interests of the shareholders to authorize a 100:1 reverse-stock-split and subsequently consummate a going private transaction; the ratification of the reverse stock split would provide the current shareholders with an otherwise absent opportunity to have their shares redeemed for fair market value and would enable Calprop to avoid the expense of being a public company. The reverse-stock split was not intended in any manner to constitute a poison-pill or other anti-takeover device.

         However, since the filing of its Preliminary Proxy Statement on July 11, 2003, Calprop has made concerted efforts to strengthen its financial viability and currently desires to maintain its status as a publicly traded company. Therefore, Calprop respectfully requests that the Commission consent to the withdrawal of the Preliminary Proxy Statement filed by Calprop with the Commission on July 11, 2003.

         Assuming that the Commission grants this request, Calprop will file a Definitive Proxy Statement in the near future related solely to the election of the directors.

         If you have any questions or concerns, or need any additional information, please call me at 310-306-4314.

Respectfully submitted,
Calprop Corporation, a California corporation

By: /s/ Mark F. Spiro
    -----------------
Name: Mark F. Spiro
Its: Chief Financial Officer